UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G/A




                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                             Kirk V. Roney

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
                             Kirk V. Roney          :  United States of America


                      5   SOLE VOTING POWER
   NUMBER                    Kirk V. Roney          : 1,262,597 **SEE ITEM 4
 OF SHARES
BENEFICIALLY          6   SHARED VOTING POWER
 OWNED BY                     Kirk V. Roney         : 1,357,597 **SEE ITEM 4
  EACH
 REPORTIN             7   SOLE DISPOSITIVE POWER
PERSON WITH:                 Kirk V. Roney          : 1,262,597 **SEE ITEM 4

                      8   SHARED DISPOSITIVE POWER
                             Kirk V. Roney          : 1,357,597 **SEE ITEM 4

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             Kirk V. Roney          : 2,620,194 **SEE ITEM 4

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                             [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             Kirk V. Roney          : 7.7%

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                             Kirk V. Roney          :  IN



                               Page 2 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                             Melanie K. Roney

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [  ]
                                                                        (b) [  ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION
                             Melanie K. Roney       :  United States of America

                     5    SOLE VOTING POWER
  NUMBER                     Melanie K. Roney       : 1,282,597 **SEE ITEM 4
 OF SHARES
BENEFICIALLY         6    SHARED VOTING POWER
  OWNED BY                   Melanie K. Roney       :  75,000 **SEE ITEM 4
   EACH
 REPORTIN            7    SOLE DISPOSITIVE POWER
PERSON WITH:                 Melanie K. Roney       : 1,282,597 **SEE ITEM 4

                     8     SHARED DISPOSITIVE POWER
                             Melanie K. Roney       :  75,000 **SEE ITEM 4

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             Melanie K. Roney       : 1,357,597 **SEE ITEM 4

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                             [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             Melanie K. Roney       : 4.1%

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                             Melanie K. Roney       :  IN

                                Page 2 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


Item 1
     (a)  Name of Issuer

          The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

     (b)  Address of Issuer's Principal Executive Offices

          The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2
     (a)  Name of Person Filing

          This report is being filed by Kirk V. Roney and Melanie K. Roney, husband and wife (referred to individually by name and referred to collectively as the "Reporting Persons").

     (b)  Address of Principal Business Office or, if none, Residence

          The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601.

     (c)  Citizenship

          The Reporting Persons are both citizens of the United States of America.

     (d)  Title of Class of  Securities

          This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

     (e)  CUSIP  Number

          The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3.   Not applicable.

Item 4.   Ownership.

               Kirk V. Roney:

      (a) Kirk V. Roney  beneficially  owns or may be deemed to beneficially own 2,620,194 shares of Class A Common Stock as follows: 694,872 shares of Class A Common Stock, and 1,925,322 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Kirk
          V. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 2,620,194 shares of Common Stock referenced above: 319,936 shares of Class A Common Stock and 962,661 shares of Class B Common Stock held by his wife, Melanie
          K. Roney; 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Kirk V. and Melanie K. Roney Fixed Charitable Trust.

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,925,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Kirk V. Roney would beneficially own or may be deemed to beneficially own 2,620,194 shares of Class A Common Stock which would constitute 7.7% of the number of shares of the then outstanding Class A Common Stock.


                               Page 4 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,925,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, he would beneficially own or may be deemed to beneficially own 2,620,194 shares of Class A Common Stock which would constitute 0.5% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 1,925,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, he would beneficially own or may be deemed to beneficially own 694,872 shares of Class A Common Stock and 1,925,322 shares of Class B Common Stock which would constitute 3.5% of the aggregate voting power of the Issuer and 3.0% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      (c) (i) Assuming conversion of all outstanding 962,661 shares of Class
          B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, with respect to which he has sole power to vote or direct the vote, Kirk V. Roney would have sole power to vote or direct the vote of 1,262,597 shares of Class A Common Stock held directly.

          (ii) Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, with respect to which he has shared power to vote or direct the vote, Kirk V. Roney would have shared power to vote or direct the vote of 1,357,597 shares of Class A Common Stock as follows: 1,282,597 shares of Class A Common Stock held directly by his wife, Melanie K. Roney; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Kirk V. and Melanie K. Roney Fixed Charitable Trust.

          (iii) Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, with respect to which he has sole power to dispose or direct the disposition, Kirk V. Roney would have sole power to dispose or direct the disposition of 1,262,597 shares of Class A Common Stock held directly.

          (iv) Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, with respect to which he has shared power to dispose or direct the disposition, Kirk V. Roney would have shared power to dispose or direct the disposition of 1,357,597 shares of Class A Common Stock as follows: 1,282,597 shares of Class A Common Stock held directly by his wife, Melanie K. Roney; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Kirk V. and Melanie K. Roney Fixed Charitable Trust.

          Melanie K. Roney:

     (a)  Melanie  K.  Roney   beneficially   owns  or  may  be  deemed  to
          beneficially  own 1,357,597 shares of Class A Common Stock as follows:
          394,936 shares of Class A Common Stock, and 962,661 shares of the Issuer's Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Melanie K. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 1,357,597 shares of Class A Common Stock referenced above: 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Kirk V. and Melanie K. Roney Fixed Charitable Trust.

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of

                               Page 5 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


          the Issuer. Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by her, Melanie K. Roney would beneficially own or may be deemed to beneficially own 1,357,597 shares of Class A Common Stock which would constitute 4.1% of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Melanie K. Roney, she would beneficially own or may be deemed to beneficially own 1,357,597 shares of Class A Common Stock which would constitute 0.2% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Melanie K. Roney, she would beneficially own or may be deemed to beneficially own 394,936 shares of Class A Common Stock and 962,661 shares of Class B Common Stock which would constitute 1.7% of the aggregate voting power of the Issuer and 1.6% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

     (c) (i) Assuming conversion of all outstanding 962,661 shares of Class
          B Common Stock beneficially owned or that may be deemed to be beneficially owned by Melanie K. Roney, with respect to which she has sole power to vote or direct the vote, Melanie K. Roney would have sole power to vote or direct the vote of 1,282,597 shares of Class A Common Stock held directly.

          (ii) Melanie K. Roney has shared power to vote or direct the vote of 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Kirk V. and Melanie K. Roney Fixed Charitable Trust.

          (iii) Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Melanie K. Roney, with respect to which she has sole power to dispose or direct the disposition, Melanie K. Roney would have sole power to dispose or direct the disposition of the 1,282,597 shares of Class A Common Stock held directly.

          (iv) Melanie K. Roney has shared power to dispose or direct the disposition of 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Kirk V. and Melanie K. Roney Fixed Charitable Trust.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not  applicable.

Item  9.  Notice  of  Dissolution  of  Group

          Not applicable.

                               Page 6 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5

Item 10.  Certification

          Not applicable.

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.

                               Page 7 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  /s/ Kirk V. Roney
                                                  By: Kirk V. Roney
                                                  Dated: February 10, 2000



                                                  /s/ Melanie K.Roney
                                                  By: Melanie K. Roney
                                                  Dated: February 10, 2000



                               Page 8 of 8 Pages